SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 28, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communication
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.
Publicly Held Company
CORPORATE TAXPAYER REGISTRATION 76.535.764/0001 - 43
BOARD OF TRADE 53.3.0000622 - 9

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF
BRASIL TELECOM S.A. HELD ON AUGUST 28, 2008.

On August 28, 2008, at 10.15 a.m., the members of the Board of Directors of Brasil Telecom S.A. (the “Company”), Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Ricardo Ferraz Torres, Carlos Alberto Rosa, Henrique Jager, and Antonio Cardoso dos Santos, met at the Company’s office, at SIA SUL – ASP, Lote “D”, Bloco “B”, Brasília/DF and unanimously approved the following items: (i) corporate restructuring of the internet  group  companies,  (ii)  opening of a  subsidiary in  Colombia,  (iii)  purchase  processes in  line  with  the Company’s Responsibility Matrix, (iv) appointment of a new trustee and subsequent termination and settlement of the Irrevocable Trust Agreement and Declaration, dated September 5, 2003 and amendments thereto, and (v) election of the Company’s Executive Officers, with term expiration on December 31, 2008: Ricardo Knoepfelmacher, Brazilian, married, economist, holder of Identity Card (RG) No.674.856 SSP/DF, and Individual Taxpayers’ Identification (CPF) No. 351.080.021 - 49, as Chief Executive Officer; Francisco  Aurélio  Sampaio Santiago, Brazilian, married, engineer, holder of Identity Card (RG) No. 244543 SSP/SE, and Individual Taxpayers’ Identification  (CPF)  No.  145.053.631 - 04, as  Chief  Operations  Officer;  Paulo  Narcélio  Simões  Amaral,  Brazilian, married, economist, holder of Identity Card (RG) No. 2.929.896 SSP/DF, and Individual Taxpayers’ Identification (CPF)  No.  790.422.877 - 72,  as  Chief  Financial  and  Investor  Relations  Officer;  Luiz  Francisco  Tenório  Perrone, Brazilian,  married,  engineer,  holder of  Identity  Card  (RG)  No.  003.259.885 - 6  IFP/RJ,  and  Individual  Taxpayers’ Identification (CPF) No. 008.719.406 - 63, as Chief Strategic Planning, Regulatory Matters and Corporate Governance  Officer,  and  André  Rizzi  de  Oliveira,  Brazilian,  married,  engineer,  holder of  Identity  Card  (RG)  No. 18952964  SSP/SP,  and  Individual  Taxpayers’  Identification  (CPF)  No.  135.529.508 - 42,  as  Chief  Purchase  and Administrative  Services  Officer. I  hereby  certify  that  the  aforementioned  resolutions  were  extracted  from  the minutes registered in the Company’s Minute Book of the Board of Directors’ Meetings.

Brasília, August 28, 2008.

Filipe Laudo de Camargo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.